Exhibit 99.1

QYOU Media Launches Q Data to Support Monetization and Programming

 Partnership With NextGen Data Analysis Platform StarLifter Will Enable Core Data Analysis Across All Business Units

 Jace Sparks Named Chief Product Officer to Accelerate and Supervise Data-Driven Performance Objectives Company Wide

TORONTO, LOS ANGELES and MUMBAI, India, Aug. 25, 2022 /CNW/ - QYOU Media  Inc. (TSXV: QYOU) (OTCQB: QYOUF) has announced the company officially launched Q Data as a companywide initiative leveraging the use of data-driven technology to support and accelerate the accuracy and effectiveness of its advertising and programming. With the objective of moving decision-making further into a data-driven process, Q Data will provide actionable information to increase the value of advertising slots and more accurately inform content and programming decision-making across all QYOU Media business units including The Q India, Chtrbox and QYOU USA. The company currently amasses hundreds of thousands of rows of data that will be parsed and organized into usable and actionable information to increase revenue generation across all divisions.

QYOU has partnered with next-generation data analysis platform, StarLifter (www.StarLifter.io), in pursuit of these goals due to StarLifter's robust yet easy-to-use analytics toolset. StarLifter is a cloud-based data analysis platform whose low-code, no-code approach makes complex data transformation and analytics approachable for business users of all technical backgrounds.

Jana Brost, CEO of StarLifter, commented, "we began StarLifter with the vision of making complex data analysis accessible to everyone. The incredible wealth of data available today only becomes meaningful if users can analyze it and translate it into valuable business insight. We look forward to enabling the ways QYOU Media's vast repository of data can be harnessed to improve business success enterprise wide. This is a wonderful opportunity for us to grow our respective businesses in our mutual quest to bring data to life."

It has been noted that data in the 21st century is like oil in the 18th century, an immensely untapped and valuable resource. Modern digital companies today are striving to turn their data repositories from infrastructure cost centers into profit centers. Netflix became legendary as one of the first media companies to leverage their data into actionable and profitable decision-making when they created House of Cards. QYOU is able to draw data from BARC (broadcast); Connected TV's (Samsung, Amagi and others); Apps (Snapchat, Chingari) and Influencer campaigns (Chtrbox and QYOU USA) that collectively create a vast repository of information to draw from dozens of schemas covering everything from age groups, territories, viewing times, length of viewing, repeat viewing, similar viewing and much, much more.

To lead this new unit within QYOU Media, the company has promoted longtime Vice President of Product, Jace Sparks, to the newly created role of Chief Product Officer.  In this new role, Sparks will be responsible for aligning the overall data collection and usability functions to align with the product needs of the various business units. The overriding goal is to increase predictable content effectiveness and monetization potential. As the very first employee of the company, Sparks has overseen both creative and technical initiatives for QYOU Media since inception.

Added QYOU Media CEO and Co-Founder, Curt Marvis, "Over the course of the summer in 2022 we have strongly added to the depth and breadth of our products and capabilities. With five active channels now in India and the addition of ChtrSocial in India and Q Studios in the US, we are rapidly advancing our push towards driving increased audience size and strong revenue growth in 2023 and beyond.  At the base of all of this activity sits data. We intend on tapping into data and using it to the fullest extent possible. Partnering with a cutting-edge and visionary company like StarLifter is a fantastic way for us to enter this new area of growth. Both Jace and I could not be more excited about the value and impact these new initiatives will have on our business".

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Contact shareholder@qyoutv.com or Nicole Kotyk at 437-992-4814 for more information.

CO: QYOU Media Inc.

CNW 08:05e 25-AUG-22